Exhibit A

Transactions in the Common Stock During the Past 60 Days

The following table sets forth all transactions in shares of Common Stock effected during the past 60 days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share is net of commissions. The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold. The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the range of prices set forth in the “Range of Prices” column in the table below. The Reporting Persons shall undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding such number of shares of Common Stock purchased or sold, as applicable, within the range of prices set forth in the table below.

Trade Date	Amount Purchased (Sold)	Weighted Average Price Per Share ($)	Range of Prices ($)
2/18/2014	(57,500)	18.051	17.85-18.50
2/19/2014	(50,500)	17.5619	17.25-18.01